BANK OF AMERICA

Amendment to Documents

AMENDMENT NO. 2 TO BUSINESS LOAN AGREEMENT

This Amendment No. 2 (the "Amendment") dated as of December 30, 1999, is between Bank of America, N.A. (the "Bank") and New Horizons Worldwide, Inc. (the "Borrower").

RECITALS

     A. The Bank and the Borrower entered into a certain Business Loan Agreement dated as of August 23, 1999, as previously amended (the “Agreement”).

      B. The Bank and the Borrower desire to further amend the Agreement.

AGREEMENT

      1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Agreement.

      2. Amendments. The Agreement is hereby amended as follows:

           2.1 Subparagraphs 2.1(b) of the Agreement is amended to read in its entirety as follows:

    “(b) This is a revolving line of credit with a term repayment option, providing for cash advances, and a within line facility providing for the repurchase of the Borrower’s stock in the amount of Five Million Dollars ($5,000,000). During the availability period, the Borrower may repay principal amounts and reborrow them.”

           2.2 Subparagraphs 8.1(b) of the Agreement is amended to read in its entirety as follows:

    “(b) To use the proceeds of Facility No. Two to finance permitted acquisitions and non-acquisition related capital expenditures, and for the purchase price of permitted acquisitions, including, but not limited to, up-front acquisition costs and related earn-out payments related to permitted acquisitions, and for the repurchase of the Borrower’s stock.”

           2.3 Subparagraphs 8.10(b) of the Agreement is amended to read in its entirety as follows:

    “(b) stock repurchases not in excess of Five Million Dollars ($5,000,000) through December 31, 2000, then on January 1, 2001 and thereafter, Two Million Dollars ($2,000,000) in any one fiscal year.”

        3 Representations and Warranties. When the Borrower signs this Amendment, the Borrower represents and warrants to the Bank that: (a) there is no event which is, or with notice or lapse of time or both would be, a default under the Agreement except those events, if any, that have been disclosed in writing to the Bank or waived in writing by the Bank, (b) the representations and warranties in the Agreement are true as of the date of this Amendment as if made on the date of this Amendment, (c) this Amendment is within the Borrower’s powers, has been duly authorized, and does not conflict with any of the Borrower’s organizational papers, and (d) this Amendment does not conflict with any law, agreement, or obligation by which the Borrower is bound.

        4 Effect of Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

This Amendment is executed as of the date stated at the beginning of this Amendment.

Bank of America, N.A.	New Horizons Worldwide, Inc.

X _________________________	X _________________________
By: Elizabeth M. Amendt, Vice President	By: Thomas, Bresnan, President and Chief Executive Officer